
February 7, 2020

Crystal Landsem
Chief Financial Officer
Lulu's Fashion Lounge Holdings, Inc.
195 Humboldt Avenue
Chico, CA 95928

      Re: Lulu's Fashion Lounge Holdings, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Response filed January 9, 2020
          CIK No. 0001780201

Dear Ms. Landsem:

We have reviewed your response dated January 9, 2020 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Factor's Affecting Our Performance
Customer Acquisition and Retention, page 67

1. We note your response to comment 1 regarding your cohort metric Cumulative Gross Sales and have the following comments:

    • Your response and disclosures indicate your management uses this metric to track your customers' loyalty and the share of their wallet that you obtain. Please revise your disclosures regarding how management uses this metric and how it provides useful information to your investors to better explain why you use a metric that does not consider any returns and cancellations to achieve these objectives. Based on information previously provided to us, we assume this metric functions to provide you with information on attracting and retaining customers and patterns in your customers' cumulative spend because your customer return and cancellation rates do not fluctuate significantly from year to year and have been consistent over your operating history; therefore, cumulative sales before returns and cancellations would reflect the same trends as cumulative sales net of returns and cancellations. Refer to SEC Release 33-10751.

- Your disclosure on page 68 indicates that cumulative gross sales exclude wholesale revenue and outlet revenue. Please revise your disclosures regarding how management uses this metric and how it provides useful information to your investors to better explain why these revenue streams are excluded from cohort cumulative gross sales. If true, you may wish to disclose that these revenue streams are immaterial. Additionally, if these revenue streams are not immaterial, please tell us why you do not appear to describe these revenue streams within the description of your business or your financial statements.

2. We note your response to comment 2 regarding your cohort metric cost to acquire customers, or CAC. Please revise your disclosures regarding this metric to better explain to your investors how your management uses this metric and how it provides useful information to your investors. Refer to SEC Release No. 33-10751. In doing so, please more clearly disclose why you believe it is appropriate to include certain types of marketing costs and exclude others when determining the costs incurred to acquire customers, and how this particular measure of marketing costs provides desired information to your management. You may wish to disclose information similar to that provided to us in your response.

3. We note your response to comment 3 regarding your cohort metric Cumulative Gross Sales Less CAC and have the following comments:

- Your disclosure on page 69 indicates you use this metric "as an indicator of [y]our success in acquiring new customers." Please revise your disclosure to elaborate on how this metric provides an indicator of your success in acquiring new customers, including any material underlying assumptions you have made, and how it provides useful information to your investors. Refer to SEC Release No. 33-10751.

- In order to more clearly convey the assumptions underlying this metric and how it provides useful information to your investors, please revise your disclosures concerning this metric to clearly indicate that this metric does not include the variable costs of producing the cumulative gross sales reflected in this metric, is not a financial measure of profitability, and is not intended to be used as a proxy for profitability.

Crystal Landsem
Lulu's Fashion Lounge Holdings, Inc.
February 7, 2020
Page 3

   You may contact Scott Stringer at 202-551-3272 or Jennifer Thompson at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Lilyanna Peyser at 202-551-3222 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services